Exhibit 99.146

Torque Esports’ completes acquisitions of Lets Go Racing and Driver Database

TORONTO, ON, Canada (June 3, 2020) — Torque Esports Corp. (TSX-V: GAME) (OTCQB: MLLLF) (“Torque” or the “Company”) has today completed the acquisitions of The Race YouTube Channel (previously known as “LetsGoRacing”) and Driver Database. Both transactions were previously announced as 51% acquisitions (see the press releases issued on October 10, 2019 for LetsGoRacing and September 25, 2019 for Driver Database), but Torque has now acquired 100% of both businesses.

The Race YouTube channel focuses on motorsport and esports racing content, from the creators of The Apprentice. The channel has achieved more than 57 million views from fans across the globe who have watched an incredible 373 million minutes of content since 2013. That equates to 709 years of viewing of Racing, motorsport, gaming, features and esports competitions.

Founded in 2004, Driver Database is a leading data provider to racing drivers and the general motorsport industry and has more than 90,000 active monthly users.

Summary of Acquisition Terms

The Race / LetsGoRacing YouTube

Torque acquired 100% of the channel pursuant to a share purchase agreement dated June 2, 2020 for the following consideration:

●	Total cash consideration of £315,000 (approximately CDN$530,000) to be payable to the shareholders of The Race / LetsGoRacing in tranches over 12 months from closing.
●	3,000,000 common shares of Torque to be issued to the shareholders of The Race / LetsGoRacing.

Driver Database

Torque acquired 100% of Driver Database in exchange for the issuance of 1,500,000 common shares of Torque to be issued to the shareholders of Driver Database pursuant to a share purchase agreement dated June 1, 2020.

About Torque Esports

Torque focuses on three areas - esports data provision, esport tournament hosting and esports racing.

Torque aims to revolutionize esports racing and the racing gaming genre via its industry-leading gaming studio Eden Games which focuses on mobile racing games and its unique motorsport IP, including World’s Fastest Gamer (created and managed by wholly-owned subsidiary IDEAS+CARS, Silverstone UK). With the acquisition of simulator company Allinsports – Torque offers gamers everything from Free to Play mobile games to the highest end simulators.

Building on the leading position of Stream Hatchet, a wholly-owned subsidiary, Torque also provides robust esports data and management information to brands, sponsors, and industry leaders. Its tournament organizing arm, UMG, has recently added a digital tournament platform to its portfolio of assets in its ever-growing ecosystem.

For more information, visit www.torqueesport.com.

Cautionary Statement on Forward-Looking Information

This news release contains forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Torque to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this press release.

Since forward-looking statements and information address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks.

Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on other factors that could affect the operations or financial results of the parties are included in reports on file with applicable securities regulatory authorities.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Torque does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accept responsibility for the adequacy or accuracy of this release.

For Further Information

Torque Esports:

Paul Ryan, paul.ryan@torqueesport.com, 678-644-0404

Darren Cox, CEO darrencox@torqueesport.com

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